Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Stewart Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

860370105

(CUSIP Number)

Kathryn I. Murtagh

Harvard Management Company, Inc.

600 Atlantic Avenue

Boston, MA 02210

(617) 523-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 860370105

1	Names of reporting persons. President and Fellows of Harvard College
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,551,150
	8	Shared voting power 0
	9	Sole dispositive power 5,551,150
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,551,150
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.76%
14	Type of reporting person EP

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of Class A Common Stock, no par value (the “Common Stock”), of Stewart Enterprises, Inc., a Louisiana corporation (the “Issuer”), which has its principal executive offices at 1333 South Clearview Parkway, Jefferson, Louisiana 70121.

Item 2. Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company, Inc. at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, the Fellows and the executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, the Fellows and the executive officers of Harvard is a citizen of the Untied States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Harvard, nor to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Issuer to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4. Purpose of Transaction.

Harvard is filing this Amendment No. 1 to Harvard’s Schedule 13D because, on August 8, 2013, Harvard submitted a shareholder’s affidavit in support of the Issuer in connection with a putative class action filed in the Civil District Court of the Parish of Orleans by Karen Moulton, an alleged shareholder of the Company on June 13, 2013 (Karen Moulton v. Stewart Enterprises, Inc. et al., Case No. 2013-5636). The lawsuit seeks, among other things, to enjoin or rescind the merger. Harvard’s affidavit states, among other things, that Harvard currently intends to vote all of its Issuer stock in favor of the merger.

Except as described herein and in previous filings on Schedule 13D, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a), (b) As of August 9, 2013, Harvard is the beneficial owner of 5,551,150 shares of Common Stock (approximately 6.76% of the shares of the Issuer’s issued and outstanding Common Stock based on the most recent filing of the Issuer with the SEC).

Harvard has sole power to vote and sole power to dispose of such shares to which this statement relates.

(c) During the past sixty (60) days, Harvard bought and sold shares of Common Stock of the Issuer in open-market transactions on NASDAQ. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit B hereto.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

From time to time, in the ordinary course of business, Harvard enters into stock loans pursuant to existing stock loan agreements with broker-dealers. These stock loans can be recalled at Harvard’s discretion. Harvard may lend and/or recall shares of the Issuer’s stock in the future. Shares lent by Harvard that have not been recalled by Harvard and redelivered to Harvard in advance of an applicable record date for a shareholder meeting may not be able to be voted by Harvard at the meeting.

Except as set forth above, there are no other contracts, arrangements, understandings or relationships between Harvard and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Information concerning the President, the Fellows and the executive officers of Harvard.

Exhibit B	Information concerning Harvard’s transactions during the past sixty (60) days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2013	PRESIDENT AND FELLOWS OF HARVARD COLLEGE

	By:	/s/ Kathryn I. Murtagh
		Name:	Kathryn I. Murtagh
		Title:	Authorized Signatory

Exhibit Index

Exhibit Number	Description

A	Information concerning the President, the Fellows and the executive officers of Harvard

B	Information concerning Harvard’s transactions during the past sixty (60) days

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the President, the Fellows and the executive officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

PRESIDENT, FELLOWS AND EXECUTIVE OFFICERS OF HARVARD COLLEGE

Name	Office/Position
Drew Gilpin Faust	President
James F. Rothenberg	Treasurer
Mark Goodheart	Secretary
Lawrence S. Bacow	Fellow
James W. Breyer	Fellow
Paul J. Finnegan	Fellow
Susan L. Graham	Fellow
Nannerl O. Keohane	Fellow
William F. Lee	Fellow
Jessica T. Matthews	Fellow
Joseph J. O’Donnell	Fellow
Robert D. Reischauer	Fellow
James F. Rothenberg	Fellow
Robert E. Rubin	Fellow
Theodore V. Wells Jr.	Fellow

Exhibit B

PRESIDENT AND FELLOWS OF HARVARD COLLEGE’S PURCHASES ON NASDAQ FOR THE PAST SIXTY DAYS

Trade Date	Shares Purchased	Price
7/17/2013	24,722	13.141
7/17/2013	30,707	13.143
7/22/2013	100	13.14
7/23/2013	1,946	13.14
7/24/2013	3,669	13.15
7/25/2013	38,856	13.15
7/26/2013	42,300	13.141
7/26/2013	10,000	13.145
7/26/2013	48,800	13.12
7/30/2013	300,000	13.13
7/30/2013	100	13.12